SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 20, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces the receipt of the Ministry of Communications approval of the network sharing agreement with Hot Mobile.

PARTNER COMMUNICATIONS ANNOUNCES THE
RECEIPT OF THE MINISTRY OF COMMUNICATIONS
APPROVAL OF THE NETWORK SHARING
AGREEMENT WITH HOT MOBILE

ROSH HA'AYIN, Israel, April 20, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Ministry of Communications (the "MOC") approved the network sharing agreement, that the Company has entered into with HOT Mobile Ltd. ("Hot Mobile"), a wholly owned subsidiary of Hot Telecommunication Systems Ltd., an Israeli cellular telecommunications operator (the "NSA"), following the Antitrust Commissioner (the "Commissioner") approval which was received in May 2014.

As of this date, the NSA is the first and only network sharing agreement in Israel to receive the approval of the Commissioner and the MOC.

The shared cellular network of Partner and Hot Mobile will be operated through a joint venture of both companies (the "Shared Network"; the "JV").  The JV will operate to optimize the Shared Network by reducing the number of network sites, while improving network coverage and capacity and introducing new technologies, in order to improve network efficiency, optimize operating costs and environmental impact. The JV fully operation is subject to the grant of telecommunication license to the JV and the allocation of the frequencies bandwidths (each of 5MHz) in the 1800MHz spectrum that Partner and Hot mobile were awarded in the 4G frequencies tender. Partner will continue to differentiate its high standard services from its competitors, and to retain and operate its own core network, and will be responsible for providing advanced cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales.

Prior to the receipt of approval of the MOC to the NSA, Partner's management has entered into an agreement with the representative labor union of the Company employees - the Histadrut new general labor organization and the employees' representative committee, which regulates the transfer of employees from Partner to the JV.

For further information, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2014 "Item 3. Key Information - 3D.2 RISKS RELATING TO OUR BUSINESS OPERATIONS - 3D.2c - The network sharing agreement entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs" and "3D.2e - The recent unionization of our employees might prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results". See also "Item 4. Information on the Company - 4B. Business Overview - 4B.9 OUR NETWORK - 4B.9a Overview" and the Company's press releases and immediate reports (on Form 6-K) dated November 8, 2013 at: http://maya.tase.co.il/bursa/report.asp?report_cd=854655 or  http://www.sec.gov/Archives/edgar/data/1096691/000117891313003091/zk1313845.htm and May 22, 2014 at: http://maya.tase.co.il/bursa/report.asp?report_cd=898380 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314001802/zk1414995.htm.

Forward-looking statements
This press release contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimates", "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding anticipated benefits for the Company in terms of reduced network operating costs and accelerated improvements in its cellular network infrastructure quality and capacity as a result of entering into the network sharing agreement with Hot Mobile and any statements regarding other future events or our future prospects, are forward-looking statements. These forward-looking statements are based on management’s current beliefs and expectations, and are not guarantees of future performance. Future results may differ materially from those anticipated by these forward-looking statements in the event that, among other potential risks, credit or payment difficulties which will make it difficult for any of the parties to contribute effectively to the financing of the JV; the elimination of network sites results in lower operational savings than expected; other Israeli authorities do not approve the network sharing agreement or require changes which would render the agreement unattractive from the Company’s perspective; the JV experiences management deadlock; or the parties' existing agreements with other Israeli telecommunications companies limit the parties' ability to realize their objectives. If such risks materialize, it may not be possible to establish the JV as the parties intend or at all, the benefits from the JV may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the network sharing agreement. For a description of other risks potentially impacting the Company’s business and strategic development, see the Company's Annual Report on Form 20-F filed with the SEC and published on the Company’s website (http://www.orange.co.il).

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: April 20, 2015